Filed by Arch Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Arch Wireless, Inc. Commission File No. 001-14248

Subject Company: Metrocall Holdings, Inc. Commission File No. 0-21924

     In connection with a proposed business combination transaction, Wizards-Patriots Holdings, Inc., the holding company in the proposed transaction (“Parent”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr., Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the directors and executive officers of Arch beneficially owned approximately 9.8% of the outstanding shares of the company’s common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard, Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

March 29, 2004

To All Arch Team Members:

Earlier this morning Arch announced a definitive agreement to merge with Virginia-based Metrocall Holdings, Inc. (Metrocall) in a transaction that will create one of the country’s largest wireless communications companies and position our collective customers, shareowners and team members for an exciting future.

The merger, which is expected to close by the end of the year, will provide the combined company with the financial strength and operational size and scope to compete more effectively against large mobile phone companies and other wireless services providers than either company could on its own through enhanced operating efficiencies and an expanded portfolio of wireless products and services.

While many details about the merger have yet to be worked out, as you might imagine, we wanted to share with you some important facts about the transaction and provide guidance on what changes are likely to occur in the coming months. Here’s what we know:

•	The name of the combined company has yet to be determined. However, both Arch and Metrocall own very strong brands so the companies intend to quickly determine a branding strategy to maximize our market potential.

•	The combined company will be headquartered in Alexandria, Virginia.

•	Vincent D. Kelly, president and chief executive officer of Metrocall, will become president and chief executive officer and a director of the combined company. However, senior management will include executives from both companies, and team members from throughout both Arch and Metrocall will play a vital role in the combined organization.

•	The nine-member Board of Directors of the combined company will include four current Arch directors, four current Metrocall directors and one new outside director. Metrocall’s current Board chairman, Royce Yudkoff, will serve as chairman of the new company.

•	Although some jobs will be eliminated from both companies as a result of the merger, other jobs may be created over time. At this point, no decisions have been made as to what positions will be eliminated or when. Indeed, we don’t expect any positions will be eliminated due to the merger until after the transaction closes later this year.

•	The companies expect the merger to generate significant annual cost synergies, which will be achieved largely by the reduction of redundant operating functions and systems. A merger Integration Team – appointed by and composed of employees of both companies – soon will be assembled to address the reduction of redundant functions and other operational issues associated with the merger.

Some of you might be asking: Why merge and why now? The short answer is that we are competing in a far more competitive market today than ever before, with some of our most serious challenges coming from wireless phone providers and other wireless technologies. Through this agreement we are creating a stronger foundation for marketing and selling our existing products as well as establishing a much better environment in which to develop growth opportunities in the future. In a nutshell, we believe that by combining our resources, Arch and Metrocall will create a company that not only can successfully compete in today’s wireless marketplace but will have the capacity to lead wireless messaging into its next stage of development.

Without question, the benefits of this merger are significant for both Arch and Metrocall and will position the combined entity as a wireless communications leader with unparalleled organizational, financial and strategic assets. The new company will also offer the broadest range of products and services in the industry supported by the most extensive sales and distribution network. From a financial standpoint, we will be the healthiest public company in our industry with a capital structure that will provide the flexibility to be successful over the long-term.

Beyond the benefits of industry consolidation, our decision to merge with Metrocall was supported by a compelling operational fit between the two companies as well as complementary strategic assets. We believe our strengths blend well. Both companies also have proven track records of successful merger integrations and a highly experienced management teams.

We will make every effort to keep you fully informed in coming weeks about the merger approval process and other merger-related developments as they unfold. Indeed, there will be much work for many of us between now and merger closing to determine how to best integrate the combined company to take advantage of the synergies that the merger makes possible. For an overview of the transaction, you may want to review a copy of the news release that has been distributed today via e-mail to the Arch Universe and will soon be posted on Arch’s web site at www.arch.com. In the meantime, should you have any questions, please address them to appropriate corporate officers, division managers or Human Resources representatives.

Finally, we want to thank you each of you for your continued hard work and commitment over the past few years. Your dedication and personal contributions have created substantial value for Arch and made this important merger possible.

Sincerely,

/s/ Ed Baker	/s/ Lyn Daniels

Ed Baker	Lyn Daniels
Chairman and Chief Executive Officer	President and Chief Operating Officer